UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SANTARUS, INC.

(Name of Subject Company)

SANTARUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number of Class of Securities)

Gerald T. Proehl

President and Chief Executive Officer

Santarus, Inc.

3611 Valley Centre Drive, Suite 400

San Diego, California 92130

(858) 314-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Scott N. Wolfe

Matthew T. Bush

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Santarus, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on December 3, 2013 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Willow Acquisition Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.0001 per share (collectively, the “Shares”), at a purchase price of $32.00 per Share, net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Purchaser with the SEC on December 3, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(24)	Press Release issued by the Company, dated December 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Santarus, Inc.

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	President and Chief Executive Officer

Dated: December 30, 2013